Exhibit 99.7
CAMECO CORPORATION
RECONCILIATION TO UNITED STATES GAAP
December 31, 2008

KPMG LLP	Telephone	(306) 934-6200
Chartered Accountants	Fax	(306) 934-6233
600-128 4th Avenue South	Internet	www.kpmg.ca
Saskatoon Saskatchewan S7K 1 M8
Canada
AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP
To the Board of Directors of Cameco Corporation
On February 12, 2009, we reported on the consolidated balance sheets of Cameco Corporation (“the Corporation”) as at December 31, 2008 and 2007 and the consolidated statements of earnings, shareholders’ equity, comprehensive income, accumulated other comprehensive income and cash flows for each of the years ended December 31, 2008 and 2007. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP”. This supplemental note is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
Chartered Accountants
Saskatoon, Canada
February 12, 2009
KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

Reconciliation to United States GAAP
The consolidated financial statements of Cameco are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).
(a)	Reconciliation of earnings in accordance with Canadian GAAP to earnings determined in accordance with US GAAP:

	2008	2007

Net earnings under Canadian GAAP	$450,117	$416,112
Add (deduct) adjustments for [d]:
Pre-operating costs (i)	1,512	1,512
Stripping costs (ii)	11,560	(52,773)
Stock-based compensation (iv)	(65,628)	74,179
In-process research and development (x)	(92,736)	—
Income tax effect of adjustments	44,972	(27,259)
Minority interest effect of adjustments	(6,444)	22,719

Net earnings under US GAAP	343,353	434,490

Other comprehensive income:
Hedges and derivative instruments	(81,080)	145,640
Unamortized actuarial gain (v)	144,795	23,590
Unamortized actuarial gain transferred to net earnings (v)	(22,026)	(19,900)
Foreign currency translation adjustments	199,337	(111,169)
Available-for-sale securities	5,106	(6,366)

Comprehensive income under US GAAP	$589,485	$466,285

Basic net earnings per share under US GAAP	$0.98	$1.24

Diluted earnings per share under US GAAP	$0.98	$1.18

(b)	Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP:
(i)	Balance Sheets

	2008		2007
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Current assets [d(vi)]	$1,659,938	$1,438,486	$1,282,159	$1,108,165
Property, plant and equipment [d(vi)]	4,416,293	3,816,368	3,437,450	2,786,850
Intangible assets and goodwill	283,344	279,617	255,484	251,757
Long-term receivables, investments and other [d(vi)(x)]	628,972	707,864	387,304	425,478
Long-term inventory [d(ix)]	22,054	—	8,985	—

Total assets	$7,010,601	$6,242,335	$5,371,382	$4,572,250

Current liabilities [d(vi)]	$888,917	$713,926	$684,464	$490,360
Long-term debt [d(vi)]	1,212,982	1,042,374	717,130	556,295
Provision for reclamation	353,344	353,344	284,673	284,673
Other liabilities [d(vi)]	179,880	78,484	258,511	169,959
Deferred income taxes	81,352	53,792	246,936	163,674

	2,716,475	2,241,920	2,191,714	1,664,961

Minority interest	779,203	751,596	435,807	408,050

Shareholders’ equity
Share capital [d(vii)]	1,062,714	1,049,784	819,268	819,268
Contributed surplus	131,858	121,360	119,531	106,563
Retained earnings	2,153,315	.1,966,034	1,779,629	1,707,899
Accumulated other comprehensive income
- net actuarial loss [d(v)]	—	(5,903)	—	(7,612)
- equity investment net actuarial loss [d(v)]	—	(50,365)	—	(171,096)
- equity investment prior service cost [d(v)]	—	(2,109)	—	(2,438)
- cumulative translation account [d(iii)(x)]	66,642	69,624	(150,935)	(129,713)
- hedges and derivative instruments	101,654	101,654	182,734	182,734
- available-for-sale securities	(1,260)	(1,260)	(6,366)	(6,366)

Total accumulated other comprehensive income	167,036	111,641	25,433	(134,491)

Total shareholders’ equity	3,514,923	3,248,819	2,743,861	2,499,239

Total liabilities and shareholders’ equity	$7,010,601	$6,242,335	$5,371,382	$4,572,250

(ii)	Components of accounts payable and accrued liabilities are as follows:

Accounts payable	$464,543	$367,030	$265,331	$204,087
Taxes and royalties payable	61,250	93,007	103,703	103,703
Accrued liabilities	55,111	55,111	172,249	74,836

Total accounts payable and accrued liabilities	$580,904	$515,148	$541,283	$382,626

(c)	The effects of these adjustments would result in the consolidated statements of cash flows reporting the following under US GAAP:

	2008	2007

Cash provided by operations	$647,558	$713,996
Cash used in investing	$(1,162,771)	$(446,184)
Cash provided by (used in) financing	$620,079	$(429,129)

(d)	A description of certain significant differences between Canadian GAAP and US GAAP follows:
(i)	Pre-Operating Costs

Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved, subject to time limitations. Under US GAAP, such costs are expensed as incurred as required by AICPA Statement of Position 98-5, Reporting on the Cost of Start-Up Activities. McArthur River commercial production commenced March 1, 2000 for US GAAP and November 1, 2000 for Canadian GAAP. Differences in capitalized costs are amortized over the estimated lives of the assets to which they relate.

(ii)	Stripping Costs

Under Canadian GAAP, stripping costs incurred during the production phase by mining companies to remove overburden and other mine waste materials in order to access mineral deposits, can be either expensed or capitalized given the specifics of the situation. Under US GAAP, stripping costs are deemed to be variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Stripping costs of $13,835,000 were incurred in 2008
(2007 — $53,740,000) and capitalized at Centerra’s mines under Canadian GAAP. Under US GAAP, adjustments were made to expense these amounts. Differences in capitalized costs are amortized over the estimated lives of the assets to which they relate. In 2008, an adjustment was made to reduce the amount of depreciation charged to earnings by $25,395,000 (2007 — $967,000).

(iii)	Cumulative Translation Account

Under Canadian GAAP, a proportionate amount of the cumulative translation account is recognized in earnings when a portion of a net investment in a subsidiary is realized. US GAAP does not allow for any portion of the cumulative translation account to be taken to earnings unless the investment is sold or substantially liquidated. Adjustments from prior years related to this difference amount to $21,222,000.

(iv)	Stock-Based Compensation

Under Canadian GAAP, in accordance with EIC-162, Stock-Based Compensation for Employees Eligible to Retire before the Vesting Date, Cameco recognizes stock-based compensation expense over the shorter of the period to eligible retirement or the vesting period for stock-based awards granted on or after January 1, 2003. Under US GAAP, this accounting treatment is applied to stock-based awards granted on or after January 1, 2006. Stock-based awards granted prior to January 1, 2006 are recognized over the full vesting period of the award. No adjustment was made to stock compensation expense in 2008, as all stock-based awards granted prior to January 1, 2006 were fully recognized by December 31, 2007 (2007 — increase of $1,947,000).

In 2007, Cameco amended its stock option program, introducing a cash settlement feature for the exercise of employee stock options. Under Canadian GAAP, options that include a cash settlement feature are classified as liabilities and carried at their intrinsic value. The intrinsic value is marked to market each period with an offsetting adjustment to expense. Under US GAAP, the liabilities are required to be measured at their fair value each period with an offsetting adjustment to expense. For US GAAP purposes, the fair value of the options was determined using the Black-Scholes option-pricing model. As a result of the difference, compensation expense for US GAAP purposes for 2007 was reduced by $76,126,000.

In November 2008, Cameco amended its stock option program, removing the cash settlement feature for the exercise of employee stock options. Under both Canadian and US GAAP, options that do not include a cash settlement feature are classified as equity and measured at their grant date fair value. The Black-Scholes option-pricing model was used to determine the fair value of the options as at the date of amendment. It was determined that compensation expense previously recorded under Canadian GAAP was in excess of the fair value of the outstanding options. Thus, no charges or recoveries were recorded under Canadian GAAP as a result of this amendment. The expense recorded under US GAAP, while the cash settlement option was in effect, was lower than the grant date fair value of the outstanding options. The reversal of the recovery of stock compensation costs as a result of the use of the intrinsic value model under Canadian GAAP at a time, when Cameco’s share price was declining results in an increase expense for US GAAP purposes of $65,628,000. The cumulative Canadian-US GAAP difference for stock-based compensation expense is $10,498,000, of which $2,202,000 is a permanent difference. The remaining $8,296,000 is a temporary difference and future expenses under US GAAP will be increased by that amount

As of December 31, 2008, Cameco had stock-based compensation costs relating to unvested stock option awards that have not yet been recognized in the amount of $4,469,000 (2007 — $3,214,000), net of estimated forfeitures. The compensation cost will be recognized on a straight-line basis over the remaining vesting periods of the awards.

(v)	Pension and Other Post-Retirement Benefits

In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other
Post-Retirement Plans (FAS 158), an amendment of FASB Statements No. 87, 88, 106 and 132(R). FAS 158 requires an entity to recognize the funded status of a benefit plan in the balance sheet and to recognize the existing unrecognized net gains and losses, unrecognized prior service costs, and unrecognized net transition assets in other comprehensive income. There is no similar requirement under Canadian GAAP.

For the Cameco benefit plan, a gain of $1,709,000 was included in other comprehensive income (2007 — a loss of $2,696,000). For the BPLP benefit plan, a gain of $121,060,000 was included in other comprehensive income (2007 — $17,101,000).

The rate used to discount pension and other post-retirement benefit plan obligations was based on the AA high quality Canadian corporate bond yield curve at December 31, 2008, as developed by third party actuaries. The estimated future cash flows for the pension and other post-retirement obligations were matched to the corresponding spot rates on this yield curve to derive a representative single discount rate.

In 2007, the Canadian government enacted amendments to the Canadian Income Tax Act that provided for a reduction in the general corporate income tax rate. The cumulative effect on the income tax liability related to the 2007 adjustments to other comprehensive income for pension and other post-retirement benefits was an increase of $10,715,000.

(vi)	Investment in BPLP

Under Canadian GAAP, Cameco accounts for its interest in BPLP by the proportionate consolidation method. Under US GAAP, Cameco is required to equity account for its investment and record in earnings its proportionate share of their net earnings measured in accordance with US GAAP.

(vii)	Convertible Debentures

Under US GAAP, convertible debentures are to be classified entirely as debt rather than equity. Due to the difference, accretion related to the equity component of convertible debentures for Canadian GAAP has been reversed for US GAAP purposes. Since all interest related to the debentures was being capitalized under both US and Canadian GAAP, the adjustments affected only the balance sheet. The convertible debentures were converted to common shares in October 2008. In comparison to Canadian GAAP, the cumulative differences on the US GAAP balance sheet were to decrease share capital by $12,930,000 and property, plant and equipment by $12,930,000.

(viii)	Income Taxes

Effective January 1, 2007, Cameco adopted the provisions of Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 and upon adoption, reclassified $16,757,000 from deferred income tax liabilities to current liabilities for income taxes. In addition, Cameco recorded an increase in the liability for unrecognized income tax benefits of $1,604,000 at January 1, 2007. The increase in the liability was offset by corresponding decreases of $892,000 in retained earnings and $712,000 in minority interest.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2008	2007

Balance, beginning of year	$20,587	$18,361
Additions based on tax positions related to the current year	3,161	2,226
Additions for tax positions of prior years	11,839	—
Reductions for tax positions of prior years	(1,100)	—

Balance, end of year	$34,487	$20,587

All of the tax benefits included in the table would, if recognized, impact the effective income tax rate. It is Cameco’s policy to classify interest and penalties associated with unrecognized tax benefits, if any, in income tax expense. For the years ended December 31, 2007 and 2008, there were no amounts accrued for penalties or interest expense.

Cameco and its subsidiaries file tax returns in several jurisdictions. At December 31, 2008, the significant jurisdictions and the tax years subject to examination by tax authorities were as follows:

Years

Canada	2004 - present
United States	2005 - present
Switzerland	2007 - present
Barbados	2008

(ix)	Inventories

Effective January 1, 2007, Cameco adopted the new Canadian standard, Handbook Section 3031, Inventories, which allows for the write-up of previously impaired inventories. US GAAP does not permit the write-up of inventory. Under Canadian GAAP, Cameco recorded increases to inventory, future income taxes, minority interest and retained earnings. For US GAAP purposes, these amounts have been reversed.

(x)	Investment in Global Laser Enrichment

Effective June 19, 2008, Cameco acquired a 24% interest in Global Laser Enrichment. In total, $94,727,000 of the purchase price has been allocated to in-process research and development (IPR&D). Under Canadian GAAP, IPR&D is capitalized and amortized over the period until the project commences commercial production. Under Canadian GAAP, these expenditures are being amortized over a period of 7.5 years, with all amounts amortized by December 31, 2015. Under US GAAP, any portion of the purchase price allocated to research and development activities for which there is no alternative future use must be expensed on the acquisition date. Under
US GAAP, the expense for 2008 has been increased by $92,736,000. As a result, the carrying value of the investment is lower under
US GAAP which causes a foreign currency translation difference in the amount of $18,240,000, which has been recorded in the cumulative translation account.

(e)	Changes in Accounting Policy
(i)	Framework on Fair Value Measurement

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.

Effective January 1, 2008, Cameco adopted the provisions of FAS 157. Certain elements of the standard related to non-financial assets and liabilities have been deferred to fiscal years beginning on or after November 15, 2008. The implementation of this standard did not have a material impact on the consolidated financial statements as the company’s current policy on accounting for fair value measurements is consistent with this guidance of FAS 157.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:
Level 1 — Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 3 — Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.
As required by FAS 157, when the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measure in its entirety.

The following table presents Cameco’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

Description	Total	Level 1	Level 2	Level 3

Derivative instrument assets	$81,787	$—	$81,787	$—
Available-for-sale securities	3,718	3,718	—	—
Derivative instrument liabilities	(120,403)	—	(120,403)	—

Net	$(34,898)	$3,718	$(38,616)	$—

(ii)	Fair Value Option for Financial Assets and Liabilities

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities (FAS 159). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. Effective January 1, 2008, Cameco adopted the provisions of FAS 159. The adoption of the standard did not have a material impact on the company’s consolidated financial statements.
(f)	Future Changes in Accounting Policy
(i)	Business Combinations

In December 2007, the FASB issued a revised standard on accounting for business combinations, Statement No. 141(R), Business Combinations (FAS 141(R)). FAS 141(R) specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure noncontrolling interests at fair value and a requirement to recognize acquisition-related costs as expenses. FAS 141(R) is applicable to business combinations in fiscal years beginning after December 15, 2008.

(ii)	Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (FAS 160). FAS 160 specifies that noncontrolling interests be treated as a separate component of equity, not as a liability or other item outside of equity. FAS 160 is effective for periods beginning on or after December 15, 2008 and will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. Cameco does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

(iii)	Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161), an amendment of FASB Statement No. 133. FAS 161 requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of gains and losses on derivative contracts and details of credit-risk-related contingent features in their hedged position. The statement also requires the disclosure of the location and amounts of derivative instruments in the financial statements. FAS 161 is effective for fiscal years and interim periods beginning on or after November 15, 2008. Cameco does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

(iv)	The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (FAS 162). FAS 162, which became effective November 15, 2008, outlines the order of authority for the sources of accounting principles. Cameco does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

COMMENTS BY AUDITORS FOR US READERS ON CANADA — US REPORTING DIFFERENCES
To the Board of Directors of Cameco Corporation
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph):
•	that refers to the audit report on the Corporation’s internal control over financial reporting. Our report to the shareholders dated February 12, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to the auditors’ report on the Corporation’s internal control over financial reporting in the auditors’ report on the consolidated financial statements.

•	when there is a change in accounting principles that has a material effect on the comparability of the Corporation’s financial statements such as the changes described in note 3(a) to the consolidated financial statements. Our report to the shareholders dated February 12, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Saskatoon, Canada
February 12, 2009